Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a transcript of an interview of Michael Beer and Daniel Diez with Nicholas Flayton on the SPACInsider podcast in which the proposed business transaction between Churchill Capital Corp XI (“Churchill XI”) and Agility Robotics, Inc. (“Agility”) is discussed.

Agility Robotics SPACInsider Podcast Transcript

Nicholas Clayton 00:02

Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. SPAC have a knack for being the first to bring cutting-edge new technologies to public market investors. Now, one of the most prominent SPAC teams is set to create a unique pure play in humanoid robotics. I'm Nick Clayton, and this week I speak with Michael Beer, CFO of Agility Robotics, and Daniel Diez, Chief Business Officer of the company. Together, we discuss Agility's $2.5 billion dollar business combination with Churchill Capital Corp XI. Michael lays out how the company's two different pricing models are designed to get digit robots working for clients fast, with competitive options for those customers to choose from. Daniel breaks down the jobs the Digits are already doing and how the next-generation Digit Five models can take that work much further. Take a listen. So, Michael, I'm really excited to talk about what has been a very busy year for Agility Robotics and all that you have going on. But I just wanted to start by pointing out that this is not your first SPAC rodeo, in a sense, given your history at both Luminar and Energy Vault. How do you think your experience with those de-SPAC companies has helped inform your perspective on the particularities of the SPAC route to market now that you're here with Agility?

Michael Beer 01:20

Yeah, I think the SPAC vehicle, and it's a pleasure to be here. The SPAC vehicle is really a fantastic opportunity for high growth companies, companies that are at the bleeding edge, introducing new and next gen technologies to the market, and allow for really public market investors to participate in that journey. What differentiates Agility from say many other high tech growth companies is we've achieved a certain level of maturity and commercial traction that sets the foundation and a good basis from which where we can grow.

Nicholas Clayton 01:52

And on the commercial side, Daniel, the conversation around autonomy and robotics has been around for quite some time. But when it comes to Agility's applications, just how big is the market that you're working at?

Daniel Diez 02:01

Oh, I mean, I think we sort of detail it in the public filings, but the you know the TAM starts with a T with this market, and it's because what we're looking to do is really fill in massive labor gaps in the market, and so Digit really can be applied to a whole host of tasks within manufacturing and logistics today, where it can alleviate the pain that businesses are feeling when it comes to the inability to source people to do these highly repetitive manual jobs, and the other thing Digit's doing is really helping to decrease the ergonomic risk for those employees. These jobs tend to be very straining, and they do come with higher level of ergonomic risk. And I think Digit is a is a great solve for that as well. And so we are right now approaching this market as we do everything, very pragmatic and looking to solve real business challenges. There's a very large chasm between creating a demo that looks really great on video, and deploying robots that are solving a business challenge and doing so at eight hour shifts every single day on very busy factory floors and warehouses, and that's where Agility has focused its attention. How do we build a product that solves a critical challenge and really moves the barriers of scale out of the way for this technology?

Nicholas Clayton 03:14

Right. And so, just jumping into that, you know, with the Digit Fours that you already have deployed out there, just what kind of tasks are they doing, and what kind of clients right now?

Daniel Diez 03:22

Sure. So Digit, we specifically focus Digit Four on tasks to do with bulk material handling. So, in manufacturing and warehousing, you will find that materials are moved around in these plastic bins or totes. They are ubiquitous in these operations, and even in the most automated facilities, you'll find that some person's job is to move a tote from point A to point B. So whether it's two automation platforms that are meeting each other and they cannot connect them because they don't want fixed automation connecting those two separate platforms, somebody's job is to move that tote from this conveyor to an AMR or to some other mobile robot or something else, and again, highly repetitive, difficult to recruit for, and difficult to retain for because those jobs have high ergonomic risk and they're dull, right? And so that is where we focused the robot because we knew there was a market for it, there was a labor shortage we could address, and we could deliver ROI with the technology, and so that was the beachhead market that we chose. And the customers that we've done that for the ones that we can publicly talk about are the Amazons, the GXOs, the Schaefflers, the Toyotas of the world. That's where Digit has been deployed doing this type of work. We've got commitments at nine different customer sites for Digit and our goal by the end of 2027 is to have that number at 25 with major corporations looking for Digit to do work and the way we're going to get there is through Digit Five so the next generation technology that we're releasing Digit Five is wholly different from Digit Four, in that it was completely informed by operational data and customer feedback from real-world commercial deployments. This isn't the product we built because we were asking ourselves "what can we build?" This is the product we built with the question "what should we build?" knowing what our customers need. What are they asking from us? And so, this next robot will tackle some critical challenges that have been historic barriers to humanoids really being able to scale. The first one and the most important one is safety. You cannot scale humanoids in these facilities if every single one of them has to be completely cordoned off from human beings with these six foot tall plexiglass cages that are currently required for any humanoid because they simply can't meet the bar for working in close proximity with people. So that was challenge number one for Digit Five, and it's the challenge that we will launch Digit Five with. It'll be a cooperatively safe robot that is capable of working in close proximity with people, so that was challenge number one. Challenge number two was how can this robot do more? So we started with the beachhead use case of tote manipulation. How do we expand that? What are customers asking for? And it came down to really enabling the robot to take on more dexterous tasks that that involve manipulation of objects. So sorting different parts in factories or warehouses, kitting, bringing different things together into kits so they can be processed later down the road, machine tending, and sort of feeding machines materials that that could be automated. Those were all things that that customers were asking for, and the answer there was to make sure that Digit Five could use the entire ecosystem of end effectors or hands that have been created for robots and automation. So Digit now has these what are called iso flanges at the end of its arms, and that allows the robot to put on an entire ecosystem of hands or end effectors to take on a whole host of tasks. That really increases the TAM and the addressability for Digit. And then the last thing was the battery life of the robot. How do we ensure that this robot can work an entire day? And by entire day, I mean three shifts a day. So, we went and sourced a battery that is exclusive to Agility in the humanoid category, that has a 10 to one charge ratio. The current robot has a two-to-one charge ratio. So, what does that mean? It means that the robot in nine minutes can charge enough to do 90 minutes of work, and so that that enables Digit to now take on over 20 hours of work a day, and address a three-shift operation. The unit economics for the customer become very very attractive there, and so although we've started with these beachhead markets that are solving a real challenge, we are now expanding to where our customers need us to go next, and that is the that is the next that is the next phase for commercialization of Digit.

Nicholas Clayton 07:52

Great, and you know, and speaking to some of those big upgrades you're getting there with the Digit Five, I did see that you were recently able to announce that the Digit Fives will be running on Nvidia's Thor modules. What does that bring to their functionality as well?

Daniel Diez 08:03

I think it really unifies the compute for Digit under one compute or one type of chip, and so that's really fantastic for us. It deepens our partnership with NVIDIA, which goes back many years, and you know where it goes back into using Isaac Sim, being part of Project Groot. It goes to being part of the NVIDIA Halos for Robotics, where Thor is a part of that. The testing facilities they have will be a part of that. But now we're simplifying the compute for Digit. I think that really gives us a much more efficient means of driving performance with the robot, and it's a deepening of a very meaningful partnership for agility. And I would dare go out on a lemon safe for Nvidia as well.

Michael Beer 08:42

Yeah, and Nick, I would also just add, you know, we've announced two other partnerships with other sort of vendors and suppliers that I would call strategic. One being Nibolt on the battery side, we talked about that charging capability. That is a differentiator, right? That allows us to provide an asset that can provide those three shifts throughout the day. And then, secondly, Fort Robotics, you know, really to enhance the safety systems. These are folks that we've been partnering with for some time now, but I think the market enjoys hearing the way in which we're engaging with the broader ecosystem and liaising with the entire supply chain that'll allow us to continue to cost down the system and provide this differentiated hardware.

Nicholas Clayton 09:20

And I saw even more recently you were able to announce an expanded contract with one of your existing customers. What can you tell me about them?

Daniel Diez 09:26

Yeah, on Monday we announced an expansion of our relationship with GXO, deploying the robots to two new sites, one in Statesville, North Carolina, and one in Lebanon, Tennessee, to support e-commerce fulfillment. It's an evolution of that early relationship that started in 2023 when we did a pilot with them. In 2024 they signed what we understand to be the first robot as a service contract for a humanoid for their Spanx facility down in Atlanta, Georgia. And now we're expanding to two more customer facilities with Digit, starting with Digit Four to get the work going, and then moving on Digit Five when those are available in 2023. So, we're very excited. They are very forward leaning, very innovative, really looking to do all the things that we mentioned: solve for labor shortages and make sure they can decrease that ergonomic risk for their existing employees. GXO joins you know other new customers. We just announced Agco, a major agricultural equipment manufacturer, and then all the others and then the nine other deployment sites that that we're working on, and so it just shows that we're at a moment in time now where we've moved beyond the pilot. This is now companies looking at scaling these robots into operations and really expanding it. I think the quote from the GXO CEO around this is about a testament to the technology's ability to create value. It was a big one. That's a big statement from a company like GXO, and we're really proud to be leading in that in that way.

Nicholas Clayton 10:50

And getting into a little bit about how the brains of these robots sort of work, you know, there's a number of different ways that AI can be approached. Can you get into a little bit of how your Digit robots interpret commands and the things that they are seeing and are able to put all of that into action.

Daniel Diez 11:05

I mean, I think you'd be better served by hearing from Pras Velagapudi, our CTO. But I can talk about this a bit. So, Agility has taken a very different path when it comes to AI and humanoid robotics. You know, there are some who are approaching this where they want AI to fully control every aspect of the robot from day one, right? Whole body control, locomotion manipulation, perception, safe human detection, all of it, and the data required for that doesn't exist at this moment in time. And so this is really a waiting game on how quickly can we acquire data, and the data will come from lots of different sources: simulation data, motion capture, teleoperation. But there is a critical type of data that is needed here, which is real-world operational data. That only comes from being able to deploy robots in these scenarios, and you know, not in facsimiles, but in real-world environments where these robots are working in factories, in warehouses, with all the edge cases that come with those deployments, that's a critical piece of it, and that's a piece that Agility right now is really pulling away with because we are commercializing in a way that I haven't seen our competitors do so, but the approach Agility has taken and the reason why we can deploy autonomous robots, not teleoperated, but autonomous robots in operational environments, is because our approach has been to combine traditional robotics controls and layer in AI where they are number one safe and really effective at driving increased performance or faster use case or skill acquisition. And so that amalgamation of traditional robotics controls and AI is what's enabled us to actually go out into market, perform these tasks autonomously, and really start to collect that real-world data ahead of the pack. And so that approach was the bet we made, and it has been paying off now for years. I mean, our first contractual relationship was back in 2024 with GXO and it continues to this day as we expand to more and more customers.

Nicholas Clayton 13:05

And speaking of those customers, I find it interesting that Agility has two different pricing models for bringing in digits into the the workplace. And could you get into why that flexibility is is useful for both you and the customers?

Daniel Diez 13:17

Sure. I mean, so we we price these in two different ways, and and I'll leave it to Michael to really go through the economics of it. But for the from a customer point of view, it really provides them with two attractive options to procure the robot. So the most popular one at this time is robot as a service, and that is where a customer will pay us an annual or monthly or quarterly fee for the robot that is based on a discount to their fully burdened human labor rate, and so again, like we're filling labor gaps here. So this is these are tasks that they can't find people for, and we're coming in and offering them a way to accomplish these tasks, get this work done, and do so at a rate that is lower than their fully burdened human labor rate. So what does that mean? That means on day one, when the robot is operational in that facility, they're receiving ROI because it is less costly than the alternative, which they can't find in the first place. So that robot as a service offering is very attractive. It's low upfront cost. The ROI is immediate, and it includes things like the SaaS fees for the Arc software, which is another big part of our value proposition, it includes maintenance on the robot, so does an all-in-one price. So very attractive, very simple way to procure the robot. Capex or purchase of the robot outright is a bit different, and the way we have those priced, you're buying the robot, and at the price we're currently charging, the break-even point for ROI is at tier one. And typically, what customers are looking for is a sub two-year payback on automation technologies, and so we're at a year. Customers then, you know, procure the robot, and then the Agility Arc software SaaS fee is on top of that. The maintenance is on top of that, but it is very attractive for those who want to own the robot and depreciate that asset on that. Michael can walk you through like what do those different models mean for agility when it comes to the financial side.

Michael Beer 15:05

Thanks, Daniel. We're really competing against the status quo. What is the equivalent fully burdened labor rate for that equivalent human labor hour, right? And frankly, today it's about satisfying the unmet need. We have 400,000 unfilled manufacturing jobs today. That number is expected to increase about 2 million roles here in the United States in just the next couple of years. So the silver tsunami is real. We've got an aging workforce. Anybody who fancies themselves a baby boomer is now over 65 years old, and so you're going to have a lot of folks aging out of the workforce. And so when we think about the value prop, what we bring to the customer, and that informs how we price the product. You know, we don't think of this as you know we're not selling a piece of hardware the way a flat screen TV manufacturer would be selling a piece of hardware, right? Where you would perpetually see you know the the price and the cost of that coming down over time. We're competing against that fully burdened labor hour, and so, for example, if you have a role that typically would have paid a laborer $30 an hour, you know, multiply that times three shifts. That's about $180,000 a year that our customers would be paying for that resource. By providing a RAS offering, that customer has an almost frictionless experience where they can similarly think of that from an opex perspective rather than a capex engagement, and so it becomes very turnkey for them. And they can see the savings immediately, right? In terms of the differential and the savings that we offer by being able to compete against that fully burdened labor hours. So there's a whole host of reasons why people are choosing the RAS offering. And longer term, it's just a hedge against inflation. And I think longer term, we'll be able to defend our ASP and defend that that spread, that value proposition as we introduce new skills, so that we're no longer just competing against the semi-skilled laborer at $30 an hour. You're now competing against the $40 or $50 an hour equivalent laborer because you offer equivalent skills, and that comes from a host of different ways. Whether it's further enhancements around AI, introducing new skills, being able to swap in new end effectors, new hands for different specific functions. So, it's a level of flexibility that our customers, you know, frankly, require as they make long-term plans around autonomy writ large.

Nicholas Clayton 17:24

Great, and looking at the other side of that as well, what are some of the factors that could drive lower costs of production for your end andcosts per unit moving forward?

Michael Beer 17:32

Yeah, so we've talked about our product at launch for Digit Five having a bill of materials cost of the system of roughly $150,000 at volume, roughly 1000 units per annum. That'll come down to around 75,000, and then at 10,000 units volume, that number comes down further still to about $30,000 per unit. So, as you can imagine, you start dividing that by 365 days a year, and and the three shift capability, and obviously the per hour is significant discount to what the equivalent burden labor hour would have been for a human laborer. So you know, being able to drive down the bomb is important. But again, what we care about is the spread sort of in between you know our service offering. This also allows us the capability to continually invest in R&D. We're set to invest about 110 million dollars this year in R&D alone. We'll continue to do that. That allows us to enhance the skills and, frankly, make this a much more compelling offering with each successive year.

Nicholas Clayton 18:32

Great. And supply chain concerns are a topic for pretty much all companies these days, especially in this era of changing trade barriers and rules. What is your own supply chain situation like when it comes to pulling together the materials and everything that goes into them?

Michael Beer 18:45

Yeah, domestic content is is very important to us. So the vast majority of our bill of materials is domestically sourced. We're also the net beneficiary of the last 10 or 15 or 20 years of cumulative investment, really from the automotive technology space. You think about lidar, compute, other sensing modalities, perception, battery chemistries, battery technologies, actuator technologies. We're really leveraging all of that cumulative investment across the entire ecosystem to develop and deliver a product today at that very attractive price point. And as this ecosystem continues to evolve and mature, will play a large role in that, in holding the hand of our suppliers and our vendors to further drive out costs. When we think about, you know, our path of costing down the system itself, it's really sort of threefold. Obviously, it's working with supply chain, making sure that the supply chain is continually maturing, that they're qualifying as valid vendors and suppliers, we're also always re-engineering and optimizing manufacturing processes and the overall design of the system to wick out cost. And then there's the volume component, which volume economics should yield about 20% of that savings.

Nicholas Clayton 19:57

Great, and so you know we touched at the very top in terms of your familiarity with SPACs and the SPAC opportunities and route to market, but what made you decide that now really was the time for Agility to take that step to becoming a public company, and why does a SPAC make sense in Agility's instance?

Michael Beer 20:13

Yeah, I mean we saw an opportunity to bring Agility to the public markets, and it's a very important milestone for the humanoid robotics industry. We will be the first pure-play humanoid robotics company. I think this is going to resonate with institutional and retail investors alike. But again, we are also at a different stage gate and level of maturity in that we have a $300 million backlog. We have commercial deployments today. This is our fifth-generation product, right? So, we've spent the last decade refining the process, refining the methodology, listening to the voice of the customer, understanding those key requirements, and pursuing things as Daniel had addressed around you know the overall safety architecture of the system itself. So, there's a certain level of both critical mass and maturity that we bring to the table. Obviously, by choosing the SPAC process versus a more traditional IPO, we think this accelerates our ability to satisfy those commercial contracts that we have today. It also allows us to continually invest in manufacturing processes, the design of the system, and continually invest in R&D to introduce next gen skills, further enhancing the overall value prop to the customer.

Daniel Diez 21:32

Being first to market was a really critical one for us. Setting that bar was a big one, and Agility has been always has been and will continue to be a very transparent company. But I think it'll be very helpful for the market to understand what a humanoid company should look like, what they should be reporting on, what the robots are capable of, what these deployments actually look like in the real world, and the ability to set that bar first was a very attractive proposition.

Nicholas Clayton 21:56

Well, and you were able through your process to be able to strike a deal with one of the most prominent SPAC teams that have been out there. What can you tell us about the benefits you feel like you're being able to bring in from the Churchill team, its own experience and network, and the kind of support it might be able to lend beyond the listing?

Michael Beer 22:11

Churchill is without a doubt top tier SPAC sponsor. You know, our ticker is CCXI that stands for Churchill Capital 11, meaning they've done this a few times before, and they backed companies like Oklo and Flexion with great success, and so we couldn't have partnered with the better counterparty who understands the process. They have terrific investor relationships, and they also understand what it means to build a sustainable company, right? Identifying those management teams, those technologies that are going to resonate with the markets and at the appropriate time in their own sort of life cycle. So really thrilled to partner with them, and really, it's been a hand in glove relationship all along the way.

Nicholas Clayton 22:51

Right, and so you touched upon what you expect your R&D investment needs to be. What are some of the other capital needs of the company moving forward? You know beyond this deal as you really strike out with some of these big plans you have.

Michael Beer 23:03

Yeah. So, we'll continue to invest in R&D. It's of a paramount importance. It's part of our ethos here, right? We always want to build a great high performance product, and again, introduce new skills. We have already established much of the internal infrastructure to support the manufacturing. So we've got our Robofab in Salem, Oregon, where the company is headquartered, that has a boilerplate manufacturing capacity today of 10,000 units. We actually believe that that the architecture today is relatively capital efficient, so we're not expecting to invest, you know, a lot in increasing that. And we'll piggyback and leverage our relationships with contract manufacturers to help optimize the way we think about sub-assemblies and things of that nature. You may have seen Foxconn actually led our PIPE investment, so we raised over $200 million in the PIPE that was led by Foxconn. So obviously, having a good relationship with contract manufacturers matters as we think about the long-term growth trajectory. But everything that we do is with capital efficiency in mind, and one of the reasons to go public is to be able to tap into that advantaged cost of capital. You know, whether it's in equity or debt markets, being public is a much more efficient, much more advantaged cost of capital versus remaining in the private space.

Nicholas Clayton 24:17

And so with all of the things your company has going on right now on the technological side, on the commercialization side and on this financial side with these big steps you have right in front of you here. What is for you personally, what is the thing that most excites you about some of the things that this company has in store for it coming up?

Michael Beer 24:33

I can say personally, I enjoy doing hard things. Hardware is hard. If you if you've ever had any other hardware companies sort of on this podcast, but it's tremendously rewarding to build something that is going to change the world. We're benefiting from 10 years of development that's happened internally. It's a phenomenal management team. It is a completely differentiated product, but also our path to market, I think, is tremendously pragmatic. And to be a part of that, have a seat at the table here. Working alongside Daniel and Peggy and the rest of the management team is is a dream.

Nicholas Clayton 25:05

The views and opinions expressed on this podcast are those of the speakers and don't necessarily reflect those of SPACInsider. This episode is for informational purposes only and is not investment, financial, or legal advice, nor a recommendation or solicitation to buy or sell any security. Guests may discuss pending transactions, so do your own research and consult your own advisors before making any investment decision.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics' mission is to build robot partners that augment the human workforce. Agility's groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work® and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we're pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill Capital Corp XI (“Churchill XI”) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility Robotics have jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the "SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication include “forward-looking statements” within the meaning of the federal securities laws regarding Agility and Churchill XI. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," "continue," "could," "may," "might," "possible," "potential," "predict," "should" and "would," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of any of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on Agility's and Churchill XI's current expectations and projections. These statements include statements relating to, without limitation: the timing and success of the Company's future development plans; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products and services; expectations regarding the Company's ability to attract, retain and expand its customer base; the Company's expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to convert paid customer programs, including its Customer Acceleration Program and pilots, and its existing prospective customer pipeline into larger robot orders, deployments and multi-year commitments; the expected deployment of Digit across multiple facilities and applications under Agility's more than $300 million in multi-year orders for Digit 5; the expected deployment of Digit at the nine customer facilities for which Agility has reported deployment commitments and at two additional GXO facilities beginning in early 2027; the expected timing, scope and applications of customer pilots and programs, including the AGCO pilot expected to begin in 2027; potential opportunities in the defense sector, including early-stage discussions regarding potential subcontractor engagements; Agility's ability to develop, validate and deploy new Digit skills and capabilities; the anticipated timing of deployment of Digit 5 units to early-access customers in the first half of 2027 and general availability of Digit 5 by the end of 2027; Agility's ability to scale manufacturing, commercial deployments and service infrastructure, including at RoboFab and through its Pittsburgh expansion, to support existing and future customers; Agility's preparation to operate as a public company; and Agility's ability to consummate the proposed business combination with Churchill XI, including the anticipated timing of closing and the expected listing of the combined company’s securities on Nasdaq.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s, Churchill XI’s or the combined company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this press communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the Company’s and Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.